UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the plan year ended December 31, 2022
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 1-13881

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
MARRIOTT RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
MARRIOTT INTERNATIONAL, INC.
7750 Wisconsin Avenue
Bethesda, MD 20814

MARRIOTT RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE WITH REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
December 31, 2022 and 2021

Report of Independent Registered Public Accounting Firm

To the Retirement Plan Committee of

MARRIOTT RETIREMENT SAVINGS PLAN

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Marriott Retirement Savings Plan (the Plan) as of December 31, 2022 and 2021, and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets (held at end of year) as of December 31, 2022 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Mayer Hoffman McCann P.C.

We have served as the Plan's auditor since 2019.

Phoenix, Arizona
June 22, 2023

MARRIOTT RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2022 and 2021

	December 31
	2022	2021
Assets
Investments in Marriott International, Inc. Pooled Investment Trust for Participant-Directed Accounts	$8,146,477,766	$9,783,715,790

Receivables:
Notes receivable from participants	84,705,673	85,848,454
Due from Marriott International, Inc. for Company contribution	—	75,532,984
Total receivables	84,705,673	161,381,438
Total assets	8,231,183,439	9,945,097,228

Liabilities
Accrued expenses	646,229	627,492
Total liabilities	646,229	627,492

Net assets available for benefits	$8,230,537,210	$9,944,469,736

The accompanying notes are an integral part of these financial statements.

MARRIOTT RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2022

Additions
Interest income on notes receivable from participants	$5,128,821
Participants contributions	308,517,811
Rollover contributions	10,587,265
Marriott International, Inc. contributions	141,000,555
Total additions	465,234,452

Deductions
Depreciation in investments from participation in Marriott International, Inc. Pooled Investment Trust for Participant-Directed Accounts	1,546,084,455
Benefits paid to participants	628,816,077
Administrative expenses	4,266,446
Total deductions	2,179,166,978

Net decrease	(1,713,932,526)
Net assets available for benefits at beginning of year	9,944,469,736
Net assets available for benefits at end of year	$8,230,537,210

The accompanying notes are an integral part of these financial statements.

MARRIOTT RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1:	DESCRIPTION OF THE PLAN
The following description of the Marriott Retirement Savings Plan (the “Plan”), formerly Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust, sponsored by Marriott International, Inc. (the “Company”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
     General
The Plan is a defined contribution plan covering eligible employees of the Company and participating subsidiaries who have completed 90 days of service, including employees subject to collective bargaining agreements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
The Plan’s assets are held and invested in the Marriott International, Inc. Pooled Investment Trust for Participant-Directed Accounts (the “Master Trust”) (see Note 3).

Contributions
Participants of the Plan may contribute each pay period up to 80% or a fixed dollar amount (minimum of $3 per week) of weekly compensation. The Plan administrator limits contributions by highly compensated employees to ensure satisfaction of nondiscrimination tests; for 2022, the limit on highly compensated employees was 7% of weekly compensation from January to September and 8% from October to December.
Participants may also contribute (rollover) amounts representing eligible rollover distributions from other eligible retirement plans, including qualified defined benefit or defined contribution plans or traditional IRAs.
Participants who are age 50 or older by the end of the applicable Plan year and have contributed the maximum contributions allowable by the Plan during the Plan year may make an additional catch-up contribution. The catch-up contribution is subject to the Internal Revenue Code (the “Code”) limitation of $6,500 for the year ended December 31, 2022.
With respect to pay periods prior to July 9, 2022, the Plan offered a Company discretionary contribution which was allocated proportionally to each allocation group (all participants eligible for the discretionary contribution at the same work location and in the same job classification, hourly or non-hourly). Each participant’s share of the discretionary contribution was determined proportionally based on the first 3% of eligible compensation contributed to the Plan, as compared to that contributed in total by all participants in the allocation group, and the next 4% of eligible compensation contributed to the Plan, as compared to that contributed in total by all participants in the allocation group.
To be eligible for the discretionary contributions for the period between January 1 and July 8, 2022, employees were required to be employed on the last Friday of this period (July 8th). Employees whose employment ended prior to this date due to retirement, disability or death were deemed eligible for a discretionary contribution for this portion of the Plan year. Company discretionary contributions for this period were allocated among participants’ accounts after the close of the Plan year.
Effective for pay periods beginning on and after July 9, 2022, the Company made a non-discretionary Company matching contribution to eligible participants following each pay period, with respect to match-eligible participant contributions. The match generally is an amount equal to 100% of each participant's contributions, up to 5% of the participant’s pay.
The Company also makes non-discretionary supplemental contributions at select locations to certain non-management, non-highly compensated hourly associates who are eligible for the Company matching contribution in the Plan but who are not, in most cases, in a collective bargaining agreement. For associates covered under collective bargaining agreements, the Company contributions vary based on the terms of the agreement. Contributions are subject to certain limitations.

Participant Accounts
Individual accounts are maintained for each participant. Each participant account is credited with the participant contributions, the Company discretionary contribution (if any), the Company matching contribution (if eligible), the Company supplemental contribution (if eligible), and the applicable earnings or losses for the investments selected by the participant. Each account is charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the vested benefit in the participant’s account.

Vesting
Participants are immediately 100% vested in their contributions, plus earnings thereon. Company contributions are immediately 100% vested for participants who are not subject to a collective bargaining agreement. For participants subject to a collective bargaining agreement, the vesting in Company contributions varies based on the terms of the collective bargaining agreements. In general, vesting begins after one year of service, increasing 20% each year until 100% vested after five years of service. All participants become fully vested upon death, termination of employment due to disability, or upon attainment of the normal retirement age of 65.
For employees who were members of the National Conference of Firemen and Oilers, Local 3, SEIU, AFL- CIO who were employed on and after December 31, 2011, Company matching contributions vested as follows:

Completed Years of Service (including eligible prior year)	Vested Percentage of Company Matching Contribution Account
Less than 1 year	0%
1	33.33%
2	66.66%
3	100.00%

Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 4 years, or up to 10 years for the purchase of a primary residence. The loans are collateralized by the vested balance in the participant’s account. The interest rate is fixed at the time the loan is granted. Prior to July 2, 2012, Plan loans bore interest at the prime rate published by the Wall Street Journal plus one percentage point. For loans issued on and after July 2, 2012, loans bear interest at the prime rate as of the last business day of the prior calendar quarter as published by the Wall Street Journal plus two percentage points, except that for the loans issued in third quarter of 2016, loans bear an interest rate as of the last business day of the prior calendar quarter as published by the Wall Street Journal plus one percentage point. For loans issued on or after July 1, 2020, loans bear interest at the prime rate as of the 15th of the month preceding the date of the loan as published by the Wall Street Journal plus two percentage points. Interest rates on outstanding loans range from 4.25% to 10.50%. Principal and interest are paid ratably through weekly or bi-weekly, after-tax payroll deductions. In cases where payroll deductions are not available, loan repayments can be made via direct debit, certified check, cashiers’ check or money order. Participants generally are limited to one outstanding loan.

Payment of Benefits

A participant can take a distribution from the Plan upon termination of service, death, disability, attainment of age 59.5, retirement upon age 55 with 10 years of service, or retirement with 20 years of service regardless of age. If a participant’s account balance is greater than $5,000, the participant can elect to receive a lump sum amount, partial distributions or installment payments equal to the value of the participant’s vested interest in his or her account. If a participant’s account balance is at least $1,000, but not more than $5,000 and if the participant does not elect within time frames established by the Plan administrator to receive a lump sum cash distribution or to make a direct rollover, the participant’s vested account balance will be rolled over into an individual retirement account established by the Plan. The Plan provides for automatic lump sum distribution for participants who terminate employment with a vested account balance of less than $1,000.

Administration
The Retirement Plan Committee serves as the named fiduciary of the Plan, except with respect to the Company Stock Fund. Administration of the Plan is under the direction of (i) the Retirement Plan Committee, all of whom are members of senior management of the Company; (ii) a trustee; and (iii) a Plan administrator, who is an employee of the Company. Under section 404(c) of ERISA, the Plan offers participants the opportunity to direct their own investments. The Retirement Plan Committee is responsible for selecting and overseeing these investment options, other than the Company Stock Fund, and has delegated certain responsibilities to the Plan trustee and the investment adviser it has retained. The Stock Fund Investment Committee is the sole named fiduciary of the Plan with regards to the investment of the Company Stock Fund.

Administrative and Investment Expenses
To the extent not paid by the Company, certain administrative and all investment expenses are paid by the Plan and then allocated to participants based on account balances.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to modify, suspend, or discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Investment Options
Upon enrollment in the Plan, a participant may allocate employer and employee contributions to any of the available investment options. Participants may change their investment options on a daily basis, subject to any trading restrictions imposed by individual investment funds.

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Investments Valuation and Income Recognition
The Plan’s investments are stated at fair value. The fair value of the Plan’s interest in the Master Trust is based on the specific interest that the Plan has in underlying investments. The investments of the Master Trust are valued as described under Fair Value Measurements in Note 2.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.
Payment of Benefits
Benefits are recorded when paid.
Fair Value Measurements
Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), the next priority to quoted values based on observable inputs (Level 2 measurements), and the lowest priority to values based on unobservable inputs (Level 3 measurements).
The three levels of the fair value hierarchy under ASC 820 are briefly described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date. For example, stocks listed on a recognized exchange or listed mutual funds.

Level 2	Inputs to the valuation methodology include:
•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability;
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified contractual term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement. For example, real estate using an independent appraisal process would be Level 3.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value as of December 31, 2022 and 2021.
Cash and Cash Equivalents – Cash and cash equivalents include all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.
Common and Preferred Stock – Securities are priced at the closing price reported on the active market on which individual securities are traded.

Common Collective Trust – Valued at the net asset value ("NAV") of units of a collective trust. The NAV, as provided by the custodian, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.
Corporate Bonds – Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar bonds, the bond is valued under a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks or a broker quote if available.
Government Debt Securities – Valued using pricing models maximizing the use of observable inputs for similar securities.
Mutual Funds – Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
The Company Stock Fund (the “Stock Fund”) is tracked on a unitized basis. The Stock Fund consists of Marriott International, Inc. common stock, funds held in the Northern Trust Company Collective Short-Term Investment Fund sufficient to meet the Stock Fund’s daily cash needs, as well as interest and dividends receivable. Unitizing the Stock Fund allows for daily trades. The value of a unit reflects the combined market value of Marriott International, Inc. common stock, valued at its quoted market price, and the cash investments and receivables held by the Stock Fund. At December 31, 2022, 12,341,873 units were outstanding with a value of $101.99 per unit. At December 31, 2021, 11,908,703 units were outstanding with a value of $112.93 per unit.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in valuation methodologies from December 31, 2021 to December 31, 2022.
Notes Receivable from Participants
Notes receivable from participants are recorded at principal less repayments plus accrued interest. Interest income is recorded on the accrual basis. A loan generally is considered in default if (i) a payment is not made within 90 days after the due date, (ii) an outstanding loan balance is not repaid by the original due date, or (iii) there is a material misrepresentation in connection with the loan application. If the loan is deemed to be in default, the participant loan balance is reduced, and a benefit payment is recorded.

NOTE 3:	MASTER TRUST
The Plan’s custodian is The Northern Trust Company (“Northern Trust”). The assets of the Plan are principally held and invested on a commingled basis in the Master Trust, which was originally established for the investment of the assets of the Plan and another tax-qualified retirement plan sponsored by the Company.
The assets, interest and dividend income, investment expenses, and realized and unrealized appreciation (depreciation) in fair value of investments of the Master Trust are included in the Plan except for participant loans, which are based on actual loan balances of the Plan's participants. Participant loans are considered to be an asset held outside of the Master Trust. In addition, only the Plan's participants can invest in the Marriott Common Stock Fund. For both years ended December 31, 2022 and 2021, the Plan's overall interest in the net assets of the Master Trust was 100%.
The following table presents the net assets of the Master Trust as of December 31, 2022 and 2021 :

	2022	2021
Assets
Investments, at fair value	$8,150,923,743	$9,817,869,625

Receivables:
Receivables from sale of investments	294,587	28,241,207
Accrued interest and dividends	632,919	685,347
Total receivables	927,506	28,926,554
Total assets	8,151,851,249	9,846,796,179

Liabilities
Accounts payable on investments purchased	3,060,732	59,818,120
Custodian and advisor fees payable	2,312,751	3,262,269
Total liabilities	5,373,483	63,080,389
Net assets available for benefits	$8,146,477,766	$9,783,715,790

The following table presents the changes in net assets of the Master Trust during the year ended December 31, 2022:

Net depreciation in fair value of investments	$(1,605,122,446)
Interest	40,392,008
Dividends	30,765,381
Investment loss before investment management fees	(1,533,965,057)
Investment management fees	(12,119,398)
Net transfers	(91,153,569)
Decrease in net assets	(1,637,238,024)
Net assets:
Beginning of year	9,783,715,790
End of year	$8,146,477,766

The following table presents the net investment loss of the Master Trust for the year ended December 31, 2022:

Net realized and unrealized depreciation in fair value of investments	$(1,605,122,446)
Interest and dividend income	71,157,389
Investment loss before investment management fees	(1,533,965,057)
Investment management fees	(12,119,398)
Net investment loss	$(1,546,084,455)

NOTE 4:	FAIR VALUE MEASUREMENTS
The following tables present the investments in the Master Trust that are measured at fair value on a recurring basis at December 31, 2022 and 2021. Classification within the fair value hierarchy table is based on the lowest level of any input that is significant to the fair value measurement.

	Assets at Fair Value as of December 31, 2022
	Level 1		Level 2	Level 3	Total
Corporate bonds	$—		$511,947,513	$—	$511,947,513
Preferred stock	5,296,032		1,781,697	—	7,077,729
Common stock - Marriott International, Inc.	1,241,059,046		—	—	1,241,059,046
Common stock - others	1,016,250,496		1,087,081,753	—	2,103,332,249
Foreign government debt securities	—		17,363,803	—	17,363,803
U.S. government debt securities	—		569,489,181	—	569,489,181
Mutual funds	85,105,783		—	—	85,105,783
Total assets in the fair value hierarchy	2,347,711,357		2,187,663,947	—	4,535,375,304
Investments measured at net asset value (a)					3,615,548,439
Total investments at fair value					$8,150,923,743

	Assets at Fair Value as of December 31, 2021
	Level 1		Level 2	Level 3	Total
Cash and cash equivalents	$7,884,349		$—	$—	$7,884,349
Corporate bonds	—		605,462,601	—	605,462,601
Preferred stock	8,483,385		1,781,697	—	10,265,082
Common stock - Marriott International, Inc.	1,349,316,131		—	—	1,349,316,131
Common stock - others	1,692,422,815		1,225,299,656	—	2,917,722,471
Foreign government debt securities	—		17,805,530	—	17,805,530
U.S. government debt securities	—		630,925,526	—	630,925,526
Mutual funds	99,775,489		—	—	99,775,489
Total assets in the fair value hierarchy	3,157,882,169	3,157,882,169	2,481,275,010	—	5,639,157,179
Investments measured at net asset value (a)					4,178,712,446
Total investments at fair value					$9,817,869,625

(a)In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

There were no Level 3 investments at December 31, 2022 and 2021.

The following table summarizes investments for which fair value is measured using NAV per share practical expedient as of December 31, 2022 and 2021. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	December 31, 2022	December 31, 2021	Redemption	Redemption
	Fair Value	Fair Value	Frequency (if currently eligible)	Notice Period
COLTV Short-term Investment Fund	$82,414,313	$86,044,678	Daily	30 days
Fidelity Contrafund CP Class F	399,177,656	593,320,825	Daily	30 days
Fidelity Pyramis Emerging Equity Small Cap	23,894,163	31,169,179	Daily	30 days
Northern Trust Collective S&P 500 Index Fund	402,526,615	497,304,854	Daily	30 days
Northern Trust Collective S&P 400 Index Fund	14,583,559	18,212,989	Daily	30 days
Northern Trust Collective Russell 2000 Index Fund	6,899,860	8,011,434	Daily	30 days
Northern Trust Collective MSCI Index Fund	5,652,122	7,030,554	Daily	30 days
Arrowstreet International Equity EAFE CIT Class B	92,882,377	—	Daily	7 days
Vanguard Retirement 2015	—	251,084,183	Daily	60 days
Vanguard Retirement 2020	18,419,880	11,738,895	Daily	60 days
Vanguard Retirement 2025	662,259,895	796,022,033	Daily	60 days
Vanguard Retirement 2030	70,894,786	54,281,915	Daily	60 days
Vanguard Retirement 2035	661,192,646	761,740,554	Daily	60 days
Vanguard Retirement 2040	33,764,737	20,755,006	Daily	60 days
Vanguard Retirement 2045	536,142,048	618,712,141	Daily	60 days
Vanguard Retirement 2050	22,260,793	10,787,990	Daily	60 days
Vanguard Retirement 2055	227,583,148	243,824,873	Daily	60 days
Vanguard Retirement 2060	13,186,988	4,680,211	Daily	60 days
Vanguard Retirement 2065	12,414,149	6,256,302	Daily	60 days
Vanguard Retirement 2070	650,613	—	Daily	60 days
Vanguard Retirement Income	328,748,091	157,733,830	Daily	60 days
	$3,615,548,439	$4,178,712,446

NOTE 5:	PARTY-IN-INTEREST

The Plan may, at the discretion of Plan participants, invest its assets in securities issued by the Company. The Plan through the Stock Fund held 8,335,409 and 8,165,796 shares of common stock of the Company as of December 31, 2022 and 2021, respectively. There were dividends of $8,277,282 on Marriott International, Inc. common stock for the year ended December 31, 2022. The closing share price as listed on the Nasdaq stock exchange as of December 31, 2022 and 2021 was $148.89 and $165.24, respectively.

NOTE 6:	INCOME TAX STATUS

The Plan received its most recent determination letter from the Internal Revenue Service (“IRS”), dated December 16, 2019 stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related Trust is exempt from taxation under section 501(a) of the Code. Subsequent to this determination by the IRS, the Plan was amended, and Plan management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code, and that the Plan and related Trust continue to be tax exempt.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 7:	RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 8:	RECONCILIATION OF FINANCIAL STATEMENTS AND FORM 5500
The following is a reconciliation of net assets available for benefits as reported in the financial statements to the Form 5500:

	December 31
	2022	2021
Net assets available for benefits as reported in financial statements	$8,230,537,210	$9,944,469,736
Loans deemed as distribution for financial statements reporting purposes	26,318,335	28,410,748
Net recoveries (deemed distributions) during the year for Form 5500 purposes	1,797,556	(6,561,564)
Net assets available for benefits as reported in Form 5500	$8,258,653,101	$9,966,318,920

The following is a reconciliation of benefits paid to participants as reported in the financial statements to the Form 5500 for the year ended December 31, 2022:

Benefits paid to participants as reported in the financial statements	$628,816,077
Loans deemed as distribution for financial statements reporting purposes as of December 31, 2022	(26,318,335)
Loans deemed as distribution for financial statements reporting purposes as of December 31, 2021	28,410,748
Net (recoveries) deemed distributions during the year for Form 5500 purposes	(1,797,556)
Net deemed distributions for the Form 5500 purposes for year ended December 31, 2021	(6,561,564)
Benefits paid to participants as reported in the Form 5500	$622,549,370

The following is a reconciliation of notes receivable from participants as reported in the financial statements to the Form 5500:

	December 31
	2022	2021
Notes receivable from participants per financial statements	$84,705,673	$85,848,454
Loans deemed as distribution for the purpose of financial statements	26,318,335	28,410,748
Net recoveries (deemed distributions) during the year for Form 5500 purposes	1,797,556	(6,561,564)
Notes receivable from participants per Form 5500	$112,821,564	$107,697,638

The following is a reconciliation of the change in net assets available for benefits as reported in the financial statements to the Form 5500 for the year ended December 31, 2022:

Net decrease in net assets available for benefits as reported in the financial statement	$(1,713,932,526)
Change in loans deemed as distribution for financial statements reporting purposes	(2,092,413)
Change in net deemed distributions during the year for the Form 5500 purposes	8,359,120
Net decrease in net assets available for benefits as reported in the Form 5500	$(1,707,665,819)

NOTE 9:	SUBSEQUENT EVENTS
The Plan has evaluated events subsequent to December 31, 2022 and through June 22, 2023, the date the financial statements were available to be issued and determined that there were no events that require adjustments to these financial statements.

SUPPLEMENTAL SCHEDULE
MARRIOTT RETIREMENT SAVINGS PLAN
EIN: 52-2055918; Plan No.: 004
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost**	Current Value

Notes receivable from Participants *	Interest rates range from 4.25% to 9%; varying maturities		$112,821,564

* Party-in-interest to the Plan
**Cost information not required
See Report of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARRIOTT RETIREMENT SAVINGS PLAN

Dated: June 22, 2023	/s/ Thaddeus Shepherd
Plan Administrator